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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                                  (Amendment No.   1    )*
                                                 -----

                                     Impath Inc.
                                   ----------------
                                   (Name of Issuer)

                            Common Stock, $.005 par value
                            ------------------------------
                            (Title of Class of Securities)

                                     452 55G 10 1
                                    --------------
                                    (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cross Atlantic Partners K/S

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  / /
                                                       (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Denmark

--------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY            ---------------------------------------------------------
EACH                6    SHARED VOTING POWER
REPORTING
PERSON                   169,674 shares
WITH                ---------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                              -0-
                    ---------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         169,674 shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,674 shares

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
                                  Page 2 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CAP/Hambro, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  / /
                                                       (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY            ---------------------------------------------------------
EACH                6    SHARED VOTING POWER
REPORTING
PERSON                   169,674 shares
WITH                ---------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                              -0-
                    ---------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         169,674 shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,674 shares

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
                                  Page 3 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAP/Hambro, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  / /
                                                       (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY            ---------------------------------------------------------
EACH                6    SHARED VOTING POWER
REPORTING
PERSON                   169,674 shares
WITH                ---------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                              -0-
                    ---------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         169,674 shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,674 shares

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                                  Page 4 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hambro America, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  / /
                                                       (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY            ---------------------------------------------------------
EACH                6    SHARED VOTING POWER
REPORTING
PERSON                   169,674 shares
WITH                ---------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                              -0-
                    ---------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         169,674 shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,674 shares

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                                  Page 5 of 10 Pages

               NOTE: This Statement on Schedule 13G is being filed on behalf of Cross Atlantic Partners K/S, CAP/Hambro, L.P., CAP/Hambro, Inc. and Hambro America, Inc. CAP/Hambro, L.P. is the sole general partner of Cross Atlantic Partners, K/S. CAP/Hambro, Inc. is the sole general partner of CAP/Hambro, L.P. Hambro America, Inc. is the sole shareholder of CAP/Hambro, Inc.



Item 1(a).     Name of Issuer:  Impath Inc.
               ---------------
Item 1(b).     Address of Issuer's Principal Executive Offices:
               ------------------------------------------------
               1010 Third Avenue, Suite 302
               New York, New York 10021



     Item 2(a)                                   Item 2(b)                                         Item 2(c)
     --------                                    ---------                                         ---------

                                                                                             Citizenship or Place
Name of Person Filing                             Address                                      of  Organization
---------------------                             -------                                    --------------------


Cross Atlantic Partners K/S, a          c/o Hambro Health International, Inc.                       Denmark
     Danish limited partnership         650 Madison Avenue
                                        New York, NY  10022

CAP/Hambro, L.P., the sole              c/o Hambro Health International, Inc.                       Delaware
     general partner of Cross           650 Madison Avenue
     Atlantic Partners K/S              New York, NY  10022

CAP/Hambro, Inc., the sole general      c/o Hambro Health International, Inc.                       Delaware
     partner of  CAP/Hambro, L.P.,      650 Madison Avenue
     which is wholly-owned by           New York, NY  10022
     Hambro America, Inc.

Hambro America, Inc., the parent        c/o Hambro Health International, Inc.                       New York
     corporation of CAP/Hambro,         650 Madison Avenue
     Inc.                               New York, NY  10022


Item 2(d).     Title of Class of Securities:  Common Stock, $.005 par value.
               -----------------------------

Item 2(e).     CUSIP Number: 452 55G 10 1
               -------------

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               ---------------------------------------------------------
               13d-2(b), check whether the person filing is a:
               -----------------------------------------------

               (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

               (b) / /   Bank as defined in Section 3(a)(6) of the Act.

               (c) / / Insurance Company as defined in Section 3(a)(19) of the Act.

               (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.


                                  Page 6 of 10 Pages

               (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

               (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Rule 13d-1(b)(1)(ii)(F) of the Act.

               (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

               (h) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

               None of the above.

Item 4.        Ownership.
               ----------
               (a) Amount Beneficially Owned: As of December 31, 1997, each of the following is the owner of record of the number of shares of Common Stock set forth next to its name:

                    Cross Atlantic Partners K/S   140,875 shares
                    CAP/Hambro, L.P.                   0 shares
                    CAP/Hambro, Inc.                   0 shares
                    Hambro America, Inc.               0 shares

               Additionally, Cross Atlantic Partners K/S holds presently exerciseable warrants to purchase 28,799 shares of Common Stock. Therefore, each of CAP/Hambro L.P., CAP/Hambro, Inc., and Hambro America, Inc. (collectively the "Entities") may be deemed to beneficially own the 140,875 shares owned by Cross Atlantic Partners K/S as well as the 28,799 exerciseable warrants held by Cross Atlantic Partners K/S. Hence Cross Atlantic Partners K/S and the Entities may be deemed to own beneficially an aggregate of 169,674 shares (Common Stock and Warrants).


               (b)  Percent of Class:


                    Cross Atlantic Partners K/S        3.1%
                    CAP/Hambro, L.P.                   3.1%
                    CAP/Hambro, Inc.                   3.1%
                    Hambro America, Inc.               3.1%

               The foregoing percentages are calculated based on the 5,429,238 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Impath Inc. for the quarter ended September 30, 1997.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:


                    Cross Atlantic Partners K/S        0 shares
                    CAP/Hambro, L.P.                   0 shares
                    CAP/Hambro, Inc.                   0 shares
                    Hambro America, Inc.               0 shares


                                  Page 7 of 10 Pages

                    (ii) shared power to vote or to direct the vote:


                    Cross Atlantic Partners K/S        169,674 shares
                    CAP/Hambro, L.P.                   169,674 shares
                    CAP/Hambro, Inc.                   169,674 shares
                    Hambro America, Inc.               169,674 shares

                   (iii) sole power to dispose or to direct the disposition of:

                    Cross Atlantic Partners K/S        0 shares
                    CAP/Hambro, L.P.                   0 shares
                    CAP/Hambro, Inc.                   0 shares
                    Hambro America, Inc.               0 shares

                    (iv) shared power to dispose or to direct the disposition
                         of:

                    Cross Atlantic Partners K/S        169,674 shares
                    CAP/Hambro, L.P.                   169,674 shares
                    CAP/Hambro, Inc.                   169,674 shares
                    Hambro America, Inc.               169,674 shares

          Cross Atlantic Partners K/S, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America, Inc. expressly disclaim beneficial ownership of any shares of Common Stock of Impath Inc., except any shares held directly of record.

Item 5.   Ownership of Five Percent or Less of a Class.
          ---------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following:                                          / /

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ----------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          ---------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ----------------------------------------------------------

          Not applicable. Cross Atlantic Partners K/S, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America, Inc. expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group.
          -------------------------------

          Not applicable.

Item 10.  Certification.
          --------------

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                  Page 8 of 10 Pages

                                     Signature

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 to the
Schedule 13G filed on February 21, 1997 on behalf of Impath Inc.


Dated:    February 13, 1998

                                   CROSS ATLANTIC PARTNERS K/S

                                   By:  CAP/HAMBRO, L.P.
                                        Its General Partner

                                   By:  CAP/HAMBRO, INC.
                                        Its General Partner

                                   By:          *
                                        ---------------------------
                                        Charles L. Dimmler, III
                                        Authorized Officer

                                   CAP/HAMBRO, L.P.

                                   By:  CAP/HAMBRO, INC.
                                        ---------------------------
                                        Its General Partner

                                   By:          *
                                        ---------------------------
                                        Charles L. Dimmler, III
                                        Authorized Officer

                                   CAP/HAMBRO, INC.

                                   By:          *
                                        ---------------------------
                                        David Barnett
                                        Authorized Officer

                                   HAMBRO AMERICA, INC.

                                   By:          *
                                        ---------------------------
                                        David Barnett
                                        Authorized Officer




                                             *By:  /s/ Lisa C. Torch
                                                   ------------------
                                                  Lisa C. Torch
                                                  Attorney-in-fact

------------------------------------------------------------------------------
------------------------------------------------------------------------------

* This Schedule 13G was executed by Lisa C. Torch pursuant to Powers of Attorney attached hereto as Exhibit 1.


                                  Page 9 of 10 Pages

                                                                       Exhibit 1


                                  POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edwin A. Goodman and Lisa C. Torch, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual or in his or her capacity as a general partner of, or an officer of a general partner of, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America, Inc., Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and Cross Atlantic Partners K/S III, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereto.


     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 1998.

                                                  /s/ John Cassis
                                                  ---------------------------
                                                  John Cassis

                                                  /s/ Charles L. Dimmler, III
                                                  ---------------------------
                                                  Charles L. Dimmler, III

                                                  /s/ David Barnett
                                                  ---------------------------
                                                  David Barnett

                                 Page 10 of 10 Pages